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09058124

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GREENTREE BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 MARKET STREET, SUITE 1420
(No. And Street)

PHILADELPHIA, (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WARREN WEST (215) 569-1980
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARREN WEST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENTREE BROKERAGE SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

[signature]
Notary Public

[signature]
Signature

PRESIDENT & CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Greentree Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Greentree Brokerage Services, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Brokerage Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, LLP

New York, New York
February 10, 2009

GREENTREE BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 86,333
Deposit with clearing broker	100,000
Receivable from clearing broker	124,064
Deposits	17,819
Other assets	16,528
TOTAL ASSETS	$ 344,744

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 13,250
Total Liabilities	13,250
Liabilities subordinated to the claims of general creditors	170,000
Shareholders' equity:	
Common stock, no par value, authorized 1,000 shares, 863 issued and outstanding	575,690
Accumulated deficit	(330,196)
Stock subscription receivable	(84,000)
Total Shareholders' Equity	161,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 344,744

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2008

REVENUE:		
Commission income	$	496,929
Interest and other income		13,247
TOTAL REVENUE		510,176
EXPENSES:		
Employee compensation and benefits	$	136,408
Floor brokerage and clearance charges		82,109
Travel and entertainment		6,068
Telephone		10,408
Office expense		70,241
Professional fees		31,019
Insurance		15,832
Rent		92,973
Interest expense		22,969
Management fee		30,159
Depreciation		7,025
Miscellaneous tax expense		499
Other expense		30,666
TOTAL EXPENSES		536,376
NET LOSS	$	(26,200)

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Liabilities subordinated to the claims of general creditors – December 31, 2007	$170,000
New subordination entered into during the year	-
Liabilities subordinated to the claims of general creditors – December 31, 2008	$ 170,000

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2008

	Common Stock	Accumulated Deficit	Stock Subscription Receivable	Total
Shareholders' Equity December 31, 2007	$ 575,690	$ (303,996)	$ (84,000)	$ 187,694
Payment Received on Stock Subscription	-	-	-	-
Net Loss	-	(26,200)	-	(26,200)
Shareholders' Equity December 31, 2008	$ 575,690	$ (330,196)	$ (84,000)	$ 161,494

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (26,200)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 7,025	
Decrease in receivable from clearing broker	80,948	
Decrease in other assets	1,956	
Increase in Deposits	(251)	
Increase in accounts payable and accrued expenses	4,250	
Total adjustments		93,928
Net cash provided by operating activities		67,728
Net Increase in cash		67,728
Cash at December 31, 2007		18,605
Cash at December 31, 2008		$ 86,333

The accompanying notes are an integral part of these financial statements.

GREENTREE BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Services, Inc. (the "Company") is a Delaware corporation. The Company is an introducing broker providing execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is registered with the Pennsylvania Securities Commission. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Accounts

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities for customers and claims exemption from SEC Rule 15c3-3 under Section (k)(2)(ii).

Income Taxes

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are net operating loss carry forwards.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

Advertising Cost

All advertising costs are expensed as incurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deposit with Clearing Broker

The Company maintains a $100,000 interest bearing account with its clearing broker. This account is not insured by the Federal Depository Insurance Corporation.

Securities Transactions

Commission income and related floor brokerage and clearance charges are recorded on a trade date basis.

As of January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157) and has determined that it bears no material effect on the financial statements as presented.

NOTE 2. RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are preformed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker are due from this clearing broker.

NOTE 3. INCOME TAXES

No provision or liability for federal or state income taxes has been included in these financial statements due to the operating loss carry forward from 2004. By December 31, 2008, the Company has accumulated a net operating loss carry forward of $292,020, which expires in various years through 2026. No income tax benefit has been recorded for this item due to management's view of the uncertainty of the realization of such benefit.

NOTE 4. COMMITMENTS

The Company leases office space through 2010 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ended December 31, 2008 was $92,973. The future approximate minimum annual rental payments are as follows:

Year ended December 31,	
2009	84,000
2010	35,000
	$ 119,000

NOTE 5. RELATED PARTY TRANSACTIONS

The Company pays one of its shareholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay fees ended December 31, 2008, the company paid this shareholder $30,159.

Included in shareholder's equity is a loan that was made to an officer of the Company in the amount of $84,000 for the purchase of Company stock during 2005. In 2006, the office paid $30,000 which reduced the balance owed to $54,000. Subsequently, in 2008, the office received $30,000 which increased the balanced owed to $84,000. The loan is collateralized by a pledge of 182 shares of Company's stock. The loan is interest free and is due December 31, 2010.

NOTE 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has a subordinated loan for $170,000 which matures on June 1, 2011. The loan has a stated rate of 11.75% per annum and is considered an equity subordination. The total interest expense for the year is $22,969.

This borrowing is subordinated to the claims of general creditors, has been approved by the FINRA and is available in computing net capital under SEC Rule 15c1-3. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. At December 31, 2008, net capital was $384,293, which was $379,293 in excess of net required net capital of $5,000.

NOTE 8. CONTINGENCIES

In the ordinary course of business, claims are made against the Company from time to time for alleged damages in connection with its operation for which the Company maintains insurance. In the opinion of management, the resolution of such matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

SUPPLEMENTAL INFORMATION

GREENTREE BROKERAGE SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDITS	
Total Shareholders' Equity	$ 161,494
Additions:	
Liability subordinated to claims of general creditors allowable	170,000
Stock subscription receivable	84,000
Deductions and/or charges:	
Non-allowable assets	(31,201)
Net capital before haircuts on securities positions	384,293
Haircuts on securities	-
Net Capital	$ 384,293
Aggregate Indebtedness	13,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital (6-2/3% of aggregate indebtedness or 5,000, whichever is greater)	5,000
Excess of net capital over minimum required	$ 379,293
Ratio of aggregate indebtedness to net capital	.03 to 1
Reconciliation with the Company's computation (include in Part II A of Form X-17A-5 as of December 31, 2008)	
Net Capital, as Reported in the Company's Initial Filing of the Unaudited, FOCUS, X-17a-5 Part IIA as of December 31, 2008	$ 388,543
Adjustment:	
Increase in accrued expenses for professional fees	(4,250)
Net Capital per Above	$ 384,293

GREENTREE BROKERAGE SERVICES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Greentree Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Greentree Brokerage Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

New York, New York
February 10, 2009